EXHIBIT 99.1

Aleafia Health Reports 2018 Fiscal Year-end Results, Provides Corporate Update

  Aleafia & Emblem Y/Y Pro-forma Revenue Increases 327% to $11.5M
  Buildout of Three Production Facilities Nearing Completion
  Anticipated Annual Cannabis Cultivation & Extraction Capacity to Reach 138,000 kg, 50,000 kg Respectively

TORONTO, April 29, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) is pleased to provide a corporate update and report its financial results for the year-ended December 31, 2018. Aleafia Health has filed today its audited consolidated financial statements and related management’s discussion and analysis, both of which are available on Aleafia Health’s profile at www.SEDAR.com.  All financial information in this press release is reported in Canadian dollars, unless otherwise indicated.

“2018 saw Aleafia Health build the foundation for a breakthrough 2019 and beyond. We believe that our strategically placed assets, strong management team and distribution channels will allow us to scale our global mission of growing, processing and selling high-margin, value-added cannabis health and wellness products,” said Aleafia Health CEO Geoffrey Benic. “It is a testament to the executional capabilities and commitment of our team that Aleafia Health has grown from a pre-revenue business to one of the largest licensed producers in under one year.”

Added Benic, “Leveraging our global distribution platform, brands and data-driven production expertise, requires a significant increase in cannabis supply and extraction capacity. This has been the strategy we have executed on since day one and 2019 will see this objective become reality. With the buildout of three production facilities nearing completion and major supply agreements coming online, we now have the assets in place to scale our cannabis health and wellness vision globally.”

Expenses and Revenues

Aleafia Health 2018 total revenue was $3.3 million (with three reporting quarters), compared to $nil in 2017. Pro-forma combined Aleafia Health and Emblem revenues in 2018 were $11.3 million, compared to combined Aleafia Health and Emblem 2017 revenues of $2.7 million, a year-over-year increase of 327 per cent. The Company experienced a net loss from operations in 2018, excluding share-based compensation, of $9.7 million. Aleafia Health gross profit in 2018 was $1.6 million. Emblem experienced a net loss from operations of $24.3 million. The Company maintains a strong balance sheet for continued investments and the completion of its three facility buildouts. Aleafia Health and Emblem had combined cash on hand of $63.2 million at December 31, 2018. All references to Emblem financials are taken from the Emblem 2018 audited consolidated financial statements.

2019 Outlook & Catalysts

Following the anticipated expansion of the three Aleafia Health production facilities, together with confirmed supply agreements, the Company expects to reach an annual production capacity of 138,000 kg of dried flower, and extraction capacity of 50,000 kg.

160,000 sq. ft. Niagara Greenhouse: The Company’s modern, automated Niagara Greenhouse is now in a plant-ready state, with complete construction and retrofitting of the facility expected to be completed in May 2019. The Company is also allocating space at its operational Port Perry and Paris indoor growing facilities for clone propagation, to ensure adequate starter plant materials to begin cultivation at Niagara immediately upon receipt of regulatory approval.

60,000 kg Port Perry Outdoor Grow: In 2018, the Company received local zoning approval for a 26-acre low-cost outdoor grow (the “Outdoor Grow”) on prime agricultural farmland adjacent to its operational Port Perry facility. The Company expects to bring the Outdoor Grow to a plant-ready state in the next week, with perimeter fencing and other required security measures now nearing completion. The Company expects to produce 60,000 kg annually, following a full growing season.

50,000 kg Extraction Capacity with Phase II Paris Expansion: The Phase II expansion of Aleafia Health’s licensed and operational Paris processing facility will see the Company exponentially scale its current high-margin value-added cannabis production capacity under the Emblem medical and Symbl adult-use brands. Construction of the Phase II expansion is expected to be completed in June 2019, with all necessary equipment in place to begin production by mid-Q3 2019. Additionally, the Company will offer tolling and white label services to other licensed producers looking to leverage the Company’s extraction and packaging capabilities.

175,000 kg, Five-Year Supply Agreement: The Company intends to leverage the benefit of preferred wholesale pricing under existing multi-year supply agreements, anticipating our first shipment of dried flower and crude resin from Aphria Inc. in mid-2019 as part of the largest ever supply agreement between licensed producers. Aleafia Health will also leverage the three-year, 9,000 kg supply agreement with Natura Naturals Holdings Inc., a wholly-owned subsidiary of Tilray Inc.

Aleafia Health 2018 Highlights

Strengthened Management Team: On June 28, 2018, seasoned logistics entrepreneur and former UPS executive Geoffrey Benic was appointed as Aleafia Health CEO. The Aleafia Health management team has since been augmented with critical hires made from the ranks of investment banking, cannabis cultivation, IT and eCommerce, medicine and clinic operations among other disciplines. CFO Benjamin Ferdinand, appointed on August 2, 2018, is an investment banking executive formerly with JP Morgan, Moelis and BMO. Most recently, Ferdinand led Finance, Strategy and Corporate Development for TMX Group, the parent company of the Toronto Stock Exchange. Chief Marketing & Technology Officer Trevor Newell, appointed on August 14, 2018, was the co-founder of Shop.ca, the precursor to Amazon in Canada with over 15 million products listed. SVP of Production Lucas Escott, appointed on April 12, 2018, has overseen and operated five cannabis cultivation facilities and was the co-founder of Licensed Producer Mettrum, which was sold to Canopy Growth for $430 million. Chief Medical Officer Dr. Michael Verbora, appointed on April 24, 2018, is a foremost global expert on cannabinoid therapy and has undertaken over 5,000 medical patient cannabinoid therapy encounters to date.

Enhanced Corporate Governance: The Company has prioritized strengthening corporate governance practices under the leadership of its Board of Directors and Chairman Julian Fantino in order to address certain best practices suggested by North American securities regulators and senior stock exchanges. In 2018, the Board formed three new important governance related Board committees; (i) the Audit Committee, currently comprised of Lea Ray (Chair), Daniel Milliard and Mark Sandler; (ii) the Governance Committee, currently comprised of Loreto Grimaldi, Raf Souccar, Lea Ray and Mark Sandler (Chair); and (iii) the Human Resources and Compensation Committee, comprised of Loreto Grimaldi (Chair), Raf Souccar and Bill Stewart.

National Clinic & Education Centre Network: On March 26, 2018 Aleafia Health closed its business combination with Canabo Medical Clinics for $30.2 million. Subsequent to the 2018 year-end, Aleafia Health acquired Emblem’s GrowWise Health clinics and education centres. Together, Canabo and GrowWise have processed 60,000 individual patients to date. As our supply increases, the Company will prioritize securing medical products for GrowWise and Canabo patients and increasing its base of registered patients who purchase medical products. This will see the Company's clinics and education centres realize their full potential as a consistent patient acquisition source.

National Distribution Platform: In 2018, Emblem began supplying provincial government cannabis wholesalers in provinces representing two-thirds of the Canadian population and fulfilled 100 per cent of its order commitments, following the launch of its adult-use brand Symbl. Through our wholly-owned subsidiaries, we maintain a robust adult-use retail dispensary presence via three strategic relationships (i) Compass Cannabis Clinics (“Compass”) for Starbuds Canada, in addition to our ownership interest in Compass; (ii) an equity stake with leading cannabis retailer Fire & Flower; (iii) a 10 per cent interest in One Plant (Retail) Corp., a cannabis retail joint-venture with Serruya Private Equity. Additionally, the Company has a supply agreement to sell branded Emblem medical cannabis products to Shoppers Drug Mart, Canada’s largest pharmacy chain.

International Expansion: Our Paris Phase II Expansion includes a 5,000 sq. ft. lab designed and currently being built to GMP standards, enabling access to export value added products to the EU market. Additionally, on November 2, 2018, Aleafia Health expanded its international footprint with a commitment to invest in Australian licensed cannabis cultivator CannaPacific Pty. Limited (“CannaPacific”), which closed subsequent to the 2018 fiscal year end. Subsequent to the reporting period, the Company closed the transaction, and subsequently made an increased investment in CannaPacific immediately following the closing of its acquisition of a 108,000 sq. ft. greenhouse for cannabis cultivation in New South Wales, Australia.

Data Analytics and Product R&D: Aleafia Health collects millions of data points across patient interaction with doctors, nurses and educators including diagnosis, treatment, and monitoring forming the Company’s unique and highly differentiated 10 million point medical cannabis dataset. Our data leverages an enterprise-wide proprietary platform data set on Amazon AWS with market leading data visualization and business insights tools powered by Google Data Studio. These efforts are aimed at developing evidence-based, proprietary treatment methods and products for chronic illnesses including pain, insomnia, anxiety and eating disorders. Current Aleafia Health research initiatives include an insomnia study in partnership with Cronos Group, a cannabinoid pharmacogenetics study with Guided 420 Genetics and U.S.-based AKESOgen, and a recently published study in the journal Cannabis and Cannabinoid Research on cannabis and benzodiazepines.

Management Call & Presentation

Date:   April 29, 2019
Time:   8:30 a.m. EDT
USA/Canada Toll-Free Participant Call-in: (866) 679-9046; Passcode: 1947658
International Toll-Free Participant Call-in: (409) 217-8323; Passcode: 1947658

Webcast Link: https://edge.media-server.com/m6/p/f78u3o68

This conference call will be webcast live over the internet and can be accessed through the link provided above.  Audio of the call will be available to participants through both the conference call line and webcast, however questions to management may only be submitted via the webcast. Participants who miss the live call can view a replay at any time via the link provided.

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aleafia Health or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the future market share achieved in recreational markets, product development, clinical trial work, and planned expansion activities.  Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in the Company's annual information filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.